

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 21, 2008

Mr. Mike Ulrich
LL&E Royalty Trust
The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue
Austin, Texas 78701

> **Re:** **LL&E Royalty Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed May 20, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed August 18, 2008**
> **File No. 1-08518**

Dear Mr. Ulrich:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

1.   Given that as of December 31, 2007 you were required to liquidate the Trust
        based on revenues falling below the Termination Threshold, as disclosed on page
        42, please tell us why you have not presented your financial statements on a
        liquidation basis of accounting, considering the guidance in FRC §607.02.

Audit Report

2.   We note that the audit report dated May 20, 2008 is not signed by your auditors.
        Please obtain and amend your filing to include an audit report which identifies
        your auditors in accordance with Rule 2-02(a)(2) of Regulation S-X, and Rule
        302 of Regulation S-T.

Exhibits 31.1 and 31.2

3.   We note that your Section 302 certifications, signed by your principal officers, do
        not include the language in paragraph 4(b) of the certification format required
        under Item 601(b)(31)(i) of Regulation S-K. Please amend your filing
        accordingly to include certifications that comply with the required format.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

General

4.   We note you have not filed your Form 10-Q for the quarter ended June 30, 2008;
        and that you filed your Form 10-Q for the quarter ended March 31, 2008 late.
        Please comply with your reporting obligations.

5.   The comments written on your annual report pertaining to the basis of accounting
        and certifications also pertain to your subsequent interim report.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief